Exhibit 21.1

The GEO Group, Inc. Subsidiaries

The following is a list of the Company’s subsidiaries as of December 31, 2024 (except for certain subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in Rule 1-02 (w) of Regulation S-X). Unless otherwise stated, the Company holds directly or indirectly 100% of the subsidiaries listed below.

B.I. Incorporated (CO)

Cornell Companies, Inc. (DE)

CPT Operating Partnership L.P. (DE)

CSC of Tacoma LLC (DE)

Florina Insurance Company, Inc (VT)

GEO Corrections Holdings, Inc. (FL)

GEO Reentry Services, LLC (FL)

GEO Reentry, Inc. (DE)

GEO Secure Services, LLC (FL)

GEO Transport, Inc. (FL)

MCF GP, LLC (DE)

The GEO Group Australia Pty. Ltd. (AUS)

WBP Leasing, LLC (DE)

Certain Subsidiaries Omitted (69 of which are domestic subsidiaries and 20 of which are foreign subsidiaries).

The omitted subsidiaries considered in the aggregate do not constitute significant subsidiaries individually or in the aggregate.